Exhibit 99.1

Mountain Province Diamonds Announces Results of Kennady North Airborne Gravity Survey

Company Considers Potential Spinout of Kennady North Project

Shares Issued and Outstanding: 80,345,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO AND NEW YORK, Dec. 22, 2011 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) is pleased to announce that analysis of the final results of the Falcon airborne gravity gradiometry (AGG) survey over the Company's 100%-controlled Kennady North Project has identified over 70 geophysical targets of which 29 are considered high priority and closely resemble the known kimberlites in the Kennady Lake area. The AGG survey was flown by Fugro Airborne Surveys. On-site quality control and interpretation of the data was done by independent consultant Mr. Kit Campbell, P. Geoph., of Intrepid Geophysics, Vancouver B.C.

Located within the diamond fields of Canada's Northwest Territories, the Kennady North Project encompasses thirteen leases and claims contiguous to the Company's 49%-controlled Gahcho Kué Project held in joint venture with De Beers Canada. Past exploration at Kennady North led to the discovery of the diamondiferous Faraday, Kelvin and Hobbes kimberlites. Drilling of these kimberlites returned excellent micro-diamond counts with a size frequency distribution very similar to the highly diamondiferous Gahcho Kué kimberlites, which have a fully diluted reserve grade of 1.57 carats per tonne.

Commenting, Mountain Province President and CEO Patrick Evans said: "We are very excited about the large number of high priority geophysical targets that have been identified at Kennady North. Besides the excellent micro-diamond counts and size frequency distribution from the known kimberlites, a 0.40 carat diamond was recovered from a 65 kilogram sample taken from Faraday and the samples recovered from Faraday also exhibit an unusually high percentage of yellow diamonds. This is very encouraging."

Mr. Evans added: "As soon as we've secured a land use permit for Kennady North, we intend following up with ground-truthing of the high priority targets in preparation for drilling next year. Mountain Province has retained Aurora Geosciences Ltd. based in Yellowknife, NWT, to manage the Kennady North exploration program."

The results of the AGG survey flown over the Gahcho Kué Project will be announced once the Joint Venture has completed an analysis of the final report.

Potential Spinout of Kennady North Project

Mountain Province is also pleased to announce that the Company is currently giving consideration to the potential spinout of the Kennady North Project into a newly-listed public company. A final decision on the potential spinout will be taken with a view to the best interests of shareholders in Mountain Province and a study of mechanisms for the potential spinout.

Patrick Evans commented: "The potential reorganization of the Company into two separate public companies would enable Mountain Province to focus on its flagship Gahcho Kué Project while Kennady Diamonds could focus on advancing of the highly prospective Kennady North Project. Shareholders will be kept informed of any proposals advanced in terms of the possible spinout."

About Mountain Province Diamonds

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 1, 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators.

Mountain Province Diamonds is included in the S&P/TSX Global Mining Index.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Patrick Evans, President and CEO
Tel: 416-670-5114
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 14:00e 22-DEC-11